Exhibit 99.2

CTW Cayman Announces Closing of Initial Public Offering

TOKYO, JAPAN, August 7, 2025 – CTW Cayman (“CTW” or “the Company”), a leading game platform company providing global access to web-based games through its flagship HTML5 platform, G123.jp, which showcases a diverse selection of free-to-play games inspired by popular Japanese animations, today announced the closing of its initial public offering (the “Offering”) of 2,400,000 Class A ordinary shares (the “Ordinary Shares”) at a public offering price of $5.00 per share (the “IPO”). The Company received gross proceeds of $12.0 million from the Offering, before deducting underwriting discounts and offering expenses. The Ordinary Shares commenced trading on The Nasdaq Capital Market (“Nasdaq”) on August 6, 2025, under the ticker symbol “CTW”.

In addition, the Company has granted the underwriters an option to purchase up to an additional 360,000 Ordinary Shares at the initial public offering price within 45 days from the closing of the Offering, less underwriting discounts, to cover the over-allotment option.

The Offering was conducted on a firm commitment basis. Kingswood Capital Partners, LLC, acted as the representative of the underwriters for the offering. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP served as legal counsel to the Company, and Greenberg Traurig, LLP served as legal counsel to the underwriters.

A registration statement on Form F-1 (File No.333-287306) relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on July 30, 2025. The Offering is being made only by means of a prospectus forming part of the registration statement relating to the Offering. Copies of the final prospectus may be obtained from Kingswood Capital Partners, LLC by standard mail to 126 E 56th Street, Suite 22S New York, NY, or by email at ttian@kingswoodus.com, or by telephone at +1-732-208-4091. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CTW Cayman

CTW is a leading game platform company providing global access to web-based, free-to-play games inspired by popular Japanese animations, including Queen’s Blade, So I’m a Spider, So What?, and Goblin Slayer. CTW delivers these games through its globally accessible flagship HTML5 platform, G123.jp. According to a Frost & Sullivan Report, CTW was the largest anime IP-based H5 game platform in the world in 2023 in terms of gross billings. CTW’s primary focus is to provide a comprehensive platform that helps game developers generate revenue from underlying Japanese anime IP by reaching a global player audience. Through its gaming platform, CTW shares revenue generated from players’ in-game purchases worldwide with game developers. Leveraging its well-established relationships with leading Japanese animation IP holders, CTW offers premium IP content and resources, along with ancillary support, such as distribution and marketing services, to game developers. By collaborating with skilled game developers, CTW brings high-quality and animation-themed gaming experiences to gamers worldwide. For more information, visit www.ctw.inc.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. CTW may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CTW’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: CTW’s growth strategies; its future business development, results of operations and financial condition; its ability to distribute successful and engaging games with high “playability” on its platform; its ability to efficiently attract and retain end-users who come to play and make in-game purchases; its ability to achieve positive return on investment on user acquisition efforts; its ability to establish and maintain relationships with game developers; governmental policies and regulations relating to CTW’s industry; and general economic and business conditions globally and in Japan and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in CTW’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and CTW undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investors:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@ctw.inc